UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OLO INC.

(Name of Issuer)

Shares of Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

68134L109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68134L109	Schedule 13G	Page 1 of 9

1.	Names of Reporting Persons RPII Order LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,220,439
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,220,439

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,220,439
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 23.3%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68134L109	Schedule 13G	Page 2 of 9

1.	Names of Reporting Persons Raine Partners II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,220,439
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,220,439

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,220,439
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 23.3%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68134L109	Schedule 13G	Page 3 of 9

1.	Names of Reporting Persons Raine Associates II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,629,865
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,629,865

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,629,865
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 23.6%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68134L109	Schedule 13G	Page 4 of 9

1.	Names of Reporting Persons Raine Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,220,439
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,220,439

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,220,439
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 23.3%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 68134L109	Schedule 13G	Page 5 of 9

1.	Names of Reporting Persons Raine Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,629,865
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,629,865

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,629,865
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 23.6%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68134L109	Schedule 13G	Page 6 of 9

1.	Names of Reporting Persons The Raine Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,645,813
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,645,813

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,645,813
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 23.6%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68134L109	Schedule 13G	Page 7 of 9

1.	Names of Reporting Persons Raine Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,645,813
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,645,813

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,645,813
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 23.6%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68134L109	Schedule 13G	Page 8 of 9

Item 1.

(a)	Name of Issuer:

Olo Inc. (the “Issuer”).

(b)	Address of the Issuer’s Principal Executive Offices:

99 Hudson Street, 10th Floor, New York, New York 10013

Item 2.

(a)	Name of Person Filing:

RPII Order LLC (“Order”)

Raine Partners II LP (“Raine Partners”)

Raine Associates II LP (“Raine Associates”)

Raine Capital LLC (“Raine Capital”)

Raine Management LLC (“Raine Management”)

The Raine Group LLC (“Raine Group”)

Raine Holdings LLC (“Raine Holdings”)

(b)	Address of Principal Business Office:

65 East 55th Street, 24th Floor, New York, NY 10022

(c)	Citizenship:

RPII Order LLC – Delaware

Raine Partners II LP – Delaware

Raine Associates II LP – Delaware

Raine Capital LLC – Delaware

Raine Management LLC – Delaware

The Raine Group LLC – Delaware

Raine Holdings LLC – Delaware

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

68134L109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A.

Item 4.	Ownership:

(a)-(c)

The ownership information below represents beneficial ownership of Common Stock of the Issuer as of the date hereof, based upon 105,945,207 shares of Class A Common Stock outstanding as of November 4, 2022 based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022 and assumes the conversion of the 32,220,439 shares of Class B Common Stock held of record by Order to Class A Common Stock.

CUSIP No. 68134L109	Schedule 13G	Page 9 of 9

Reporting Person	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition	Percent of Class
RPII Order LLC	0	32,220,439	0	32,220,439	23.3%
Raine Partners II LP	0	32,220,439	0	32,220,439	23.3%
Raine Associates II LP	0	32,629,865	0	32,629,865	23.6%
Raine Capital LLC	0	32,220,439	0	32,220,439	23.3%
Raine Management LLC	0	32,629,865	0	32,629,865	23.6%
The Raine Group LLC	0	32,645,813	0	32,645,813	23.6%
Raine Holdings LLC	0	32,645,813	0	32,645,813	23.6%

Order is the record holder of 32,220,439 shares of Class B Common Stock and Raine Associates is the record holder of 409,426 shares of Class A Common Stock. Raine Partners is the sole manager of Order. Raine Associates is the general partner of Raine Partners. Raine Management is the general partner of Raine Associates. Raine Group is the manager of Raine Management. Raine Holdings is the majority member of Raine Group. Raine Capital is investment manager to Raine Partners. Colin Neville and Brandon Gardner are each members of the Issuer’s board of directors and a partner of Raine Holdings, and each are the record holders of 7,974 restricted stock units convertible into Class A Common Stock within 60 days. Accordingly, (i) Raine Management, Raine Group, and Raine Holdings may be deemed to beneficially own the shares of Class A Common Stock and Class B Common Stock held of record by Order and Raine Associates; (ii) Raine Capital, Raine Partners, and Raine Associates may be deemed to beneficially own the shares of Class B Common Stock held of record by Order; and (iii) Raine Group and Raine Holdings may be deemed to beneficially own the restricted stock units convertible into Class A Common Stock held of record by Mr. Gardner and Mr. Neville.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13G, other than the shares of Common Stock held of record by such Reporting Person, and the filing of this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Act the beneficial owner of any securities covered by this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class:

N/A.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

N/A.

Item 8.	Identification and Classification of Members of the Group:

N/A.

Item 9.	Notice of Dissolution of Group:

N/A.

Item 10.	Certification:

N/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2023

RPII Order LLC

By:	/s/ Alfred J. Chianese
Name:	Alfred J. Chianese
Title:	Attorney-in-fact

Raine Partners II LP

By:	/s/ Alfred J. Chianese
Name:	Alfred J. Chianese
Title:	Attorney-in-fact

Raine Associates II LP

By:	/s/ Alfred J. Chianese
Name:	Alfred J. Chianese
Title:	Attorney-in-fact

Raine Capital LLC

By:	/s/ Alfred J. Chianese
Name:	Alfred J. Chianese
Title:	Attorney-in-fact

Raine Management LLC

By:	/s/ Alfred J. Chianese
Name:	Alfred J. Chianese
Title:	Attorney-in-fact

The Raine Group LLC

By:	/s/ Alfred J. Chianese
Name:	Alfred J. Chianese
Title:	Attorney-in-fact

Raine Holdings LLC

By:	/s/ Alfred J. Chianese
Name:	Alfred J. Chianese
Title:	Attorney-in-fact

[Signature Page to Schedule 13G]

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement (previously filed).

Exhibit 24.1	Power of Attorney (incorporated by reference to Exhibit 24 to RPII Order LLC’s Form 4 filed on December 5, 2022).